Premier Alliance Group
4521 Sharon Road, suite 300
Charlotte, NC 28210

August 23, 2010

Via EDGAR and Federal Express
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0303
Attn: Matthew Crispino

Re:Premier Alliance Group, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed on August 5, 2010
Commission File No. 333-132282
Form 10-Q for Fiscal Quarter Ended June 30, 2010
File No. 000-50502

Dear Mr. Crispino:

We acknowledge receipt of the letter of comment dated August 19, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matters.  We have reviewed the Comment Letter and provide the following in response.  Unless otherwise indicated, the page references below refer to the marked version of Amendment No. 2 to the Registration Statement on Form S-3 (the “Registration Statement”) filed on the date hereof.  The responses are numbered to coincide with the numbering of the comments in the Comment Letter.  Capitalized terms used herein and not separately defined have the meanings given to them in the Registration Statement.

General

1.   Pursuant to the Staff’s comments, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.  The Company understands that future amended filings with the Commission require that the Company file a marked copy of such amended filing that conforms to Rule 310 of Regulation S-T.  Accordingly, the Company has filed this Amendment No. 2 with the Commission pursuant to Rule 310 of Regulation S-T.

3.  We have updated the information in the registration statement to the most recent practicable date, including the beneficial ownership table and closing stock price.

Selling Stockholders

4.  We have clarified that Messrs. Sucoff, Anderson, and Reid are affiliates of broker-dealers and revised the footnotes accordingly.

Incorporation by Reference

5.  We have updated this section by including our Form 8-K filed on July 8, 2010 and our Form 10-Q filed on August 13, 2010.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Item 4T.  Controls and Procedures, page 14.

6.   We hereby confirm to the Staff and the Commission that in connection with our Form 10-Q for the quarter ended June 30, 2010, our officers concluded that our disclosure controls are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

 The Staff is invited to contact the undersigned with any comments or questions it may have.  Thank you for your cooperation.

Very truly yours,

/s/ Mark S Elliott
Mark S. Elliott, President